Mail Stop 3561

November 27, 2006

<u>Via Fax & U.S. Mail</u>

Mr. W. Bennett Collett, Chief Executive Officer
Florida Gaming Corporation
2669 Charlestown Road, Suite D
New Albany, IN 47150

      Re: **Florida Gaming Corporation**
                Form 10-KSB for the year ended December 31, 2005
                Filed March 31, 2006
                File No. 000-09099

Dear Mr. Collett:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief